Greenstreet Acquisition Corp.
2601 South Bayshore Drive, 9th Floor
Coconut Grove, Florida 33133

January 8, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Greenstreet Acquisition Corp.
Request to Withdraw Registration Statement on Form S-1
File No. 333-148714

Ladies and Gentlemen:

This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), with reference to the Registration Statement on Form S-1 (File No. 333-148714), together with all exhibits and amendments thereto, that was originally filed by Greenstreet Acquisition Corp. (the “Company”) with the Securities and Exchange Commission on January 17, 2008 (the “Registration Statement”).  In light of current market conditions, the Company has determined not to effect at this time the initial public offering to which this Registration Statement relates.  No securities have been sold pursuant to this Registration Statement. Accordingly, the Company hereby applies for an order granting the immediate withdrawal of the Registration Statement.  The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

If you have any questions with respect to this request, please call Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, at (213) 687-5234.

Greenstreet Acquisition Corp.

By:	/s/ Randal Rombeiro
Randal Rombeiro
Head of Finance, Treasurer and Secretary